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As filed with the Securities and Exchange Commission on November 2, 2001

Registration No. 333-72126

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FEI Company
(Exact name of registrant as specified in its charter)

Oregon	93-0621989
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7451 NW Evergreen Parkway
Hillsboro, Oregon 97124-5830
Telephone (503) 640-7500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Vahé A. Sarkissian
7451 NW Evergreen Parkway
Hillsboro, Oregon 97124-5830
Telephone (503) 640-7500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Stephen E. Babson
John R. Thomas
Stoel Rives LLP
900 SW Fifth Avenue, Suite 2600
Portland, OR 97204
(503) 224-3380

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED NOVEMBER 2, 2001

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

131,880 Shares of Common Stock

    The shareholder of FEI Company described in this prospectus may sell shares of our common stock offered by this prospectus. The selling shareholder has informed us that it intends either to sell in the open market or distribute to its own shareholders, the shares of our common stock, and it may sell shares of the stock from time to time at market prices, in negotiated transactions, or otherwise. FEI will not receive any of the proceeds from the sale of these shares. The selling shareholder will pay commissions or discounts to brokers or dealers in amounts to be negotiated immediately before the sale. See "Plan of Distribution" for more information on this topic.

    Our common stock is traded on the Nasdaq National Market under the symbol "FEIC." On October 31, 2001, the last sale price for our common stock as reported on the Nasdaq National Market was $26.98 per share.

    See "Risk Factors" on page 6 for a discussion of risks related to an investment in our common stock.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    You should rely only on the information provided in this prospectus or incorporated by reference. We have not authorized anyone else to provide you with different information. Neither we, nor any other person on our behalf, is making an offer to sell or soliciting an offer to buy any of the securities described in this prospectus in any state or other jurisdiction where the offer is not permitted by law. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus. There may have been changes in our affairs since the date of this prospectus.

The date of this prospectus is November      , 2001.

ABOUT THIS PROSPECTUS

    This prospectus relates to 131,880 shares of our common stock being offered for sale by the selling shareholder, SI Transit Corporation, formerly known as Surface/Interface, Inc. The shares were issued to SI Transit in connection with our acquisition of all the operating assets of SI Transit in August 2001. This prospectus is part of a registration statement that we have filed with the SEC using a "shelf" registration process. Under this shelf registration process, the selling securityholder or securityholders may, from time to time, resell its shares in one or more offerings. Please carefully read both this prospectus and any applicable prospectus supplement together with additional information described under the headings "Where You Can Find More Information" and "Incorporation by Reference."

    Unless we indicate otherwise, references to "FEI," "we," "our" or "us" refer to FEI Company and all entities owned or controlled by FEI.

WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, which we refer to in this prospectus as the Exchange Act. The Exchange Act file number for our SEC filings is 0-22780. You may read and copy any document we file at the following SEC public reference rooms:

Judiciary Plaza 450 Fifth Street, N.W. Rm. 1024 Washington, D.C. 20549	500 West Madison Street 14th Floor Chicago, Illinois 60661

    You may obtain information on the operation of the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC. Our SEC filings are available from the SEC's Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically.

INCORPORATION BY REFERENCE

    We can disclose important information to you by referring you to those documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below into this prospectus and any future filings made by us with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the termination of this offering. The documents we incorporate by reference include:

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  Our annual report on Form 10-K for the year ended December 31, 2000,

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  Our quarterly reports on Form 10-Q for the thirteen weeks ended April 1, 2001 and the thirteen weeks ended July 1, 2001,

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  Our current report on Form 8-K filed April 25, 2001,

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  Our definitive proxy statement on Schedule 14A for our annual meeting of shareholders held on May 17, 2001 and

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  The description of our common stock contained in our Form 8-A, filed May 18, 1995, under section 12 of the Exchange Act, including any amendment or report updating the description.

    You may request a free copy of these filings by writing or telephoning us at the following address or telephone number:

FEI Company
7451 NW Evergreen Parkway
Hillsboro, Oregon 97124-5830
Attention: John S. Hodgson
Telephone Number: (503) 640-7500

SUMMARY

    FEI Company is a leading supplier of equipment and solutions to the high growth segments of the semiconductor, data storage and industry and institute markets. Our solutions are based on a combination of patented and proprietary technologies that produce highly focused electron and ion beams. These solutions enable our customers to view and analyze structures in three dimensions and to measure, analyze, diagnose and modify deep sub-micron and atomic structures below the surface in semiconductor wafers and devices, data storage components and biological and industrial materials. This enables our customers to develop products faster, control manufacturing processes better and improve production yields.

    We were incorporated in the State of Oregon in 1971. The mailing address of our principal executive offices is 7451 NW Evergreen Parkway, Hillsboro, Oregon 97124-5830 and our telephone number is (503) 640-7500. We maintain a World Wide Web site on the Internet at www.feico.com. Our web site is not part of this prospectus.

RISK FACTORS

    You should carefully consider the risks described below and other information incorporated in this prospectus before participating in this offering. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not known to us or that we now think are immaterial may also impair our business operations.

    If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. If that occurs, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Relating To Our Business

The semiconductor industry is one of our primary markets for growth and is highly volatile and unpredictable.

    The semiconductor manufacturing equipment industry is strongly affected by the supply and demand cycles of the semiconductor industry. For 2000, sales of our products to the semiconductor industry accounted for approximately 56% of our net product sales, and we expect sales to the semiconductor industry to be a significant contributing factor to future growth in our total net sales. The semiconductor industry, however, has historically been volatile because of sudden and often unpredictable changes in supply and demand for semiconductors. In addition, although semiconductors are used in many different products in different markets, these markets are interrelated to various degrees. As a result, the timing, length and severity of these cycles are difficult to predict.

    The current downturn in general economic conditions in the United States and in the markets for our customers' products is resulting in a reduction in demand for some of our products, and during this downturn and any subsequent downturns we do not assure you we will be able to maintain or increase our current level of sales. As a capital equipment provider, our revenues in part depend on the spending patterns of our customers, who often delay expenditures or cancel orders in reaction to variations in their businesses or general economic conditions. Because a high proportion of our costs are fixed, our ability to reduce expenses quickly in response to revenue short-falls is limited. In an economic downturn, we may not be able to reduce our significant fixed costs, such as continued investment in research and development or capital equipment requirements. During a recession, we may experience delays in collecting receivables, which may impose constraints on our working capital.

    In periods of declining demand for semiconductor manufacturing equipment, we must align our cost structure quickly and effectively with prevailing market conditions to manage our inventory levels to reduce the possibility of future inventory write-downs resulting from obsolescence, and to motivate and retain key employees. During periods of rapid growth in demand for semiconductor manufacturing equipment, we must acquire or develop sufficient manufacturing capacity and inventory to meet customer demand, and attract, hire, assimilate and retain a sufficient number of qualified people. Our inability to achieve our objectives in a timely and cost-efficient manner during these volatile and unpredictable industry cycles could have a material adverse effect on our business.

We operate in highly competitive industries characterized by increasingly rapid technological changes and competitors that may have greater financial and technical resources.

    The markets for the sale of microelectronics products, electron optics products and component products are highly competitive. A number of our existing domestic and international competitors, as well as potential competitors that may enter our market in the future, have greater financial, marketing and production resources than we do. We believe that some of the technical solutions we provide our customers, including three-dimensional measurement and analysis of structures, are not provided by our competitors. If some of our competitors or potential competitors develop similar or equivalent solutions and products, their potentially greater resources could allow them to provide these products for a lower cost to customers, which could result in a material adverse effect on our business, financial condition and results of operations.

    Additionally, the markets for our products are subject to constant change, in part due to evolving customer needs. As we respond to this change, the elements of competition, as well as the identities of our specific competitors, may alter. Moreover, one or more of our competitors or potential competitors might achieve a technological advance that would put us at a competitive disadvantage, resulting in a material adverse effect on our business, financial condition and results of operations.

Delays in shipment of our products could substantially decrease our reported sales for a period.

    We will continue to derive a substantial portion of our revenues from the sale of a relatively small number of products with high average selling prices, some with sales prices as high as $3.8 million per unit. As a result, the timing of revenue recognition from a single order could have a significant impact on our net sales and operating results for a reporting period. In addition, a substantial portion of our net sales have generally been realized near the end of each quarter, and sales of electron optics products to government-funded customers have generally been significantly higher in the fourth quarter. Accordingly, delays in shipments near the end of a quarter could have a substantial negative effect on operating results for that quarter, and delays in shipments of electron optics products during our fourth quarter could have a substantial negative effect on our operating results for that fiscal year. These effects from shipment delays could be further magnified by announcements from us or our competitors of new products and technologies, which announcements could cause our customers to defer purchases of our existing systems or purchase products from our competitors. Moreover, due to the relatively long build cycles for our products, we are limited in our ability to reduce costs quickly in response to any revenue shortfalls within a period and, consequently, any of these delays could result in a material adverse change in our results of operations for any particular period.

    We cannot forecast with certainty the impact of the factors discussed above on our sales and operating results in any future period. These factors, however, may result in material adverse fluctuations in our future operating results on a quarterly or annual basis. Our results of operations in any period, therefore, should not be considered indicative of the results to be expected for any future period.

Variations in the amount of time it takes for us to sell our systems may cause fluctuations in our operating results.

    Variations in the length of our sales cycles could cause our net sales, and therefore our business, financial condition, operating results and cash flows, to fluctuate widely from period to period. These variations often are based upon factors partially or completely outside our control. The factors that affect the length of time it takes us to complete a sale depend upon many elements including:

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  the efforts of our sales force and our independent sales representatives,

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  the history of previous sales to a customer,

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  the complexity of the customer's fabrication processes,

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  the internal technical capabilities and sophistication of the customer and

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  the capital expenditure budget cycle of our customers.

    As a result of these and a number of other factors influencing our sales cycles with particular customers, the period between our initial contact with a potential customer and the time when we recognize revenue from that customer, if ever, varies widely. Our sales cycle typically can range up to twelve months. Sometimes our sales cycle can be much longer, particularly when the sales cycle involves developing new applications for our systems and technology. During these cycles, we commit substantial resources to our sales efforts before receiving any revenue, and we may never receive any revenue from a customer despite these sales efforts.

    In addition to lengthy and sometimes unpredictable sales cycles, the build cycle, or the time it takes us to build a product to customer specifications, typically ranges from one to six months. During this period, the customer may cancel its order, although generally it will be required to pay us a fee based on which stage of the build cycle we have completed.

    After a customer purchases one of our systems, we provide the customer an acceptance period during which the customer may evaluate the performance of the system and potentially reject the system. In addition, customers often evaluate the performance of one of our systems for a lengthy period before purchasing any additional systems. The number of additional products a customer may purchase from us, if any, often depends on many factors that are difficult for us to predict accurately, including a customer's capacity requirements and changing market conditions for their products. As a result of these evaluation periods and various factors, many of which are outside our control, the period between a customer's initial purchase and subsequent purchases, if any, often varies, and variations in length of this period could cause further fluctuations in our operating results.

Failure of critical suppliers of parts, components and manufacturing equipment to deliver sufficient quantities to us in a timely and cost-effective manner could negatively affect our business.

    We use numerous vendors to supply parts, components and subassemblies for the manufacture and support of our products. Some key parts may be obtained only from a single supplier or a limited group of suppliers. In particular, we rely on Philips Enabling Technologies Group B.V., or PETG, a wholly owned subsidiary of Philips, for our supply of mechanical parts and subassemblies, Turk Manufacturing Co. as a supplier of component parts and RIPA Holding B.V. as a sole source for electronic subassemblies. We are experiencing supply constraints with respect to the mechanical parts and subassemblies produced by PETG. Although we are working with Philips to assist PETG in taking corrective action, if PETG is not able to increase its production capacity over the next four to six months, these constraints may affect our ability to deliver our products to our customers in a timely manner, which could have an adverse effect on our results of operations. Moreover, the ownership of our common stock by Philips Business Electronics International B.V., or PBE, was reduced after our most recent public offering of common stock, and as a result, the cost of the parts and subassemblies we purchase from Philips may increase. As a result of this concentration of key suppliers, our results of operations may be materially and adversely affected if, in the future, we do not timely and cost-effectively receive a sufficient quantity of parts to meet our production requirements or if we are required to find alternative suppliers for these supplies.

    We also rely on a limited number of equipment manufacturers to develop and supply the equipment we use to manufacture our products. The failure of these manufacturers to develop or deliver equipment on a timely basis could have a material adverse effect on our business and results of operations. In addition, as a result of the small number of equipment suppliers, we may be more exposed to future cost increases for this equipment.

The data storage industry is a new and developing market for us and may not develop as much as we expect.

    For 2000, sales of our products to the data storage industry accounted for approximately 10% of our net product sales, and we expect sales to this industry to be an important contributing factor to future growth in our total sales. The data storage industry is a newer market than the other markets we serve and, as a result, involves greater uncertainties. These uncertainties could result in material adverse effects on our business, financial condition and results of operations. For example, although we view the data storage market as a growth market, the market may never fully develop as we expect, or alternative technologies or tools may be introduced. In addition, the data storage market recently has experienced a significant amount of consolidation. As a result, our customers in the data storage industry are becoming greater in size and fewer in number, so that the loss of any single customer would have a greater adverse impact upon our results of operations.

We are subject to increased operational costs and other risks because PBE no longer owns a majority of our common stock.

    Before our most recent public offering of common stock, PBE's ownership interest in FEI fluctuated within a few percentage points of 50% of our outstanding shares. Upon completion of our most recent public offering of common stock, and at September 30, 2001, PBE beneficially owned approximately 26% of our common stock. Because PBE is no longer our majority shareholder, some of the tangible and intangible benefits and arrangements previously provided by Philips have terminated and some of these are in the process of being terminated. Although many of these arrangements have already been addressed, we have not completed the replacement of all of our arrangements with Philips, and in some of these areas we may not be able to find replacement services at a similar or lower cost. Even if these services are available at a similar cost, indirect costs are associated with obtaining new vendors, including diversion of management time and resources. We have estimated these changes will collectively result in increased operational costs of approximately $4 million to $5 million per year, but these increased operational costs could be higher or lower. These costs will be partially offset by payments to us from Philips totaling up to $6 million over a three year period pursuant to our agreement with Philips.

    The specific types of increased costs we may incur in the future include the following areas:

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  Intellectual Property. We now have access to some forms of technology through cross-licenses between Philips affiliates and several manufacturers in the electronics industry, and some of our patents are also subject to these cross-licenses. Some of these cross-licenses provide us with the right to use intellectual property that relates to our core technologies. In general, these cross-licenses are subject to majority ownership of us by PBE, and, because we are no longer majority owned by PBE, we believe that our business is no longer subject to most of these cross-licenses. Loss of these cross-licenses could result in our inability to use the previously licensed technology, the necessity of undertaking new licensing arrangements and paying royalties of an undetermined amount, or being subject to patent infringement actions. Our estimate of increased operational costs does not include potentially required future royalty payments or possible litigation expenses.

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  Credit Facility. We terminated a $75 million credit facility with Philips and we intend to obtain a replacement credit facility in the approximate amount of $50.0 million. We may not be able to obtain a replacement credit facility on terms as favorable as the Philips facility.

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  Labor Costs. Because PBE is no longer our majority shareholder, some of our non-U.S. employees will be required to become part of new collective bargaining units, and pension funds of our employees that are now held within Philips' pension fund will be transferred to new pension funds. For the past several years, Philips' pension fund has been in an overfunded position because the value of its pension assets has exceeded the pension benefit obligations. During that time Philips and its majority-owned subsidiaries, including FEI, benefited from reduced pension contribution obligations. After our employees are transferred out of the Philips pension plan, we expect our pension costs in The Netherlands will increase by approximately $3.5 million per year compared to 2000 costs, due to the loss by us of the benefit of the overfunding and the terms of the new collective bargaining arrangements. Philips has agreed to pay us up to a total of $6 million over a three-year period, commencing in 2001, partially to offset increased labor and employee costs associated with FEI no longer being majority-owned by PBE. These payments would cease if a change of control event occurs with respect to FEI.

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  Other Costs. We also have a variety of other arrangements with Philips, such as use of the Philips intranet system for various functions, participation in purchasing programs and use of various administrative services. Most of these arrangements will change because PBE no longer owns a majority of our common stock, and some of these changes will result in additional increased costs to our business.

We have experienced a period of rapid growth, and if we are not successful in managing this and future growth, our business could be significantly harmed.

    We have recently experienced significant growth in net sales. Our net sales increased 48% from approximately $216.2 million for the year ended December 31, 1999 to approximately $320.3 million for the year ended December 31, 2000. We may not be able to continue to maintain or increase this level of net sales in future periods. Moreover, this growth has placed, and is expected to continue to place, a significant strain on our management, operational and financial resources. To manage this growth, we will be required to improve existing and implement new transaction processing, operational and financial systems and procedures and controls. In addition, we need to build up our customer service infrastructure in Asia by adding service personnel and general operations support. Our success depends on our ability to meet increasing demand and delivery schedules that result from this growth. If we are unable to manage this growth effectively, our business, financial condition and results of operations could be significantly harmed.

Our ability to reduce costs is limited by our ongoing need to invest in research and development.

    Our industry is characterized by the need for continued investment in research and development. If we were to fail to invest sufficiently in research and development, our products could become less attractive to potential customers, and our business and financial condition could be materially adversely affected. As a result of our need to maintain our spending levels in this area, our operating results could be materially harmed if our net sales fall below expectations. In addition, as a result of our emphasis on research and development and technological innovation, our operating costs may increase further in the future. We expect our research and development expenses to increase in absolute dollars for the foreseeable future, and these expenses are likely to increase as a percentage of our net sales as well.

We must continually improve our technology to remain competitive, and our results of operations may be adversely affected if we fail to react to changes in our customers' technology requirements.

    Technology changes rapidly in the semiconductor manufacturing and data storage industries, which are important markets for our products. As a result, our ability to compete will depend, in part, on our ability to upgrade our existing systems, as well as develop and introduce more advanced systems at competitive prices and on a cost-effective basis to enable our customers to integrate them into their operations either before or as they begin volume product manufacturing. For example, we have invested significant resources in the development of 300mm semiconductor wafer manufacturing technology. If 300mm fabrication is not widely accepted or we fail to develop 300mm products that are accepted by the marketplace, our long-term growth could be diminished. If we are unable to develop these new types of products, our sales could decline and our existing products could lose market acceptance. Our success in developing, introducing, selling and supporting more advanced systems, however, depends upon many factors, some of which are outside our control, including:

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  timely and effective monitoring of technological developments in our customers' industries,

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  timely and efficient implementation of manufacturing and assembly processes,

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  availability of necessary components at affordable prices,

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  product performance in the field,

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  market acceptance of our products and

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  effective sales, marketing, service and project management.

    In addition, because we must commit resources to product development well in advance of sales, our product development decisions must anticipate technological advances by the industries we serve. We may not be successful in that effort, and we may either expend resources on technologies that are not widely accepted by potential customers or fail to develop timely technologies that our customers desire to purchase. In addition, because research and development for our products involve significant capital expenditures, we may not have sufficient financial resources in the future to continue to develop our product offerings to maintain our competitive position. Accordingly, our inability to select, develop, manufacture and market new systems or enhance our existing systems could cause us to lose our competitive position and could seriously harm our business and results of operations.

We are exposed to the risks that third parties may violate our proprietary rights and our intellectual property rights may not be well protected in foreign countries.

    Our success is dependent upon the protection of our proprietary rights. In the high technology industry, including the supply of structural process management systems, intellectual property is an important asset that is always at risk of infringement. We incur costs to obtain and maintain patents and defend our intellectual property. We rely upon the laws of the United States and of foreign countries in which we develop, manufacture or sell our products to protect our proprietary rights. These proprietary rights may not provide the competitive advantages that we expect, however, or other parties may challenge, invalidate or circumvent these rights.

    Further, our efforts to protect our intellectual property may be less effective in some foreign countries where intellectual property rights are not as well protected as in the United States. Many U.S. companies have encountered substantial problems in protecting their proprietary rights against infringement in foreign countries. We derived 58% of our sales from foreign countries in 2000. If we fail to adequately protect our intellectual property in these countries, it could be easier for our competitors to sell competing products.

    In addition, because PBE is no longer our majority owner, the threat of infringement of our proprietary rights by third parties may increase as a result of the loss of protection provided by Philips' significantly greater portfolio of intellectual property. Infringement of our proprietary rights by a third party could result in lost market and sales opportunities for us, as well as increased costs of litigation.

We may be subject to claims of intellectual property infringement.

    Several of our competitors hold patents covering a variety of focused ion beam and electron beam products, applications and methods of use for focused ion and electron beam products. In addition, some of our customers may use our microelectronics products for applications that are similar to those covered by these patents. From time to time, we and our customers have received correspondence from our competitors claiming that some of our products, as used by our customers, may be infringing one or more of these patents. As of the date of this prospectus, none of these allegations has resulted in litigation. Competitors or others may, however, assert infringement claims against us or our customers in the future with respect to current or future products or uses, and these assertions may result in costly litigation or require us to obtain a license to use intellectual property rights of others. If claims of infringement are asserted against our customers, those customers may seek indemnification from us for damages or expenses they incur.

    Moreover, as the number and sophistication of focused ion and electron beam products in the industry increase through the continued introduction of new products by us and others, and the functionality of these products further overlaps, manufacturers and users of focused ion beam and electron beam products may become increasingly subject to infringement claims. We may also face greater exposure to claims of infringement in the future because PBE is no longer our majority owner. In connection with the reduction in PBE's ownership of our stock, we believe we will no longer benefit from most of the Philips patent cross-licenses from which we previously have benefited.

    If we become subject to infringement claims, we will evaluate our position and consider the available alternatives, which may include seeking licenses to use the technology in question or defending our position. These licenses, however, may not be available on satisfactory terms or at all. If we are not able to negotiate the necessary licenses on commercially reasonable terms or successfully defend our position, our financial condition and results of operations could be materially and adversely affected.

We may not obtain sufficient affordable capital to fund our future needs for manufacturing capacity and research and development.

    We will need to continue to make significant capital expenditures to expand our operations and to enhance our manufacturing capability to keep pace with rapidly changing technologies. Based on our current operating plans, we will require external financing from time to time to fund our capital expenditures. During the past few years, the markets for equity and debt securities have fluctuated significantly, especially with respect to technology-related companies, and during some periods offerings of those securities have been extremely difficult to complete. As a result, in the future, we may not be able to obtain the additional capital required to fund our operations on reasonable terms, or at all, and this lack of capital may have a material adverse effect on our business and results of operations.

    To maintain sufficient liquidity in the future and to fund ongoing capital expenditure needs, we expect to enter into a new credit agreement with a commercial lender. Our new credit agreement may have less favorable terms for us than our previous credit agreement with Philips, including higher borrowing rates, more restrictive financial and operating covenants and liens on some or all of our assets.

Our operating results are influenced by the performance of Asian economies, which have experienced significant downturns during the past few years.

    In recent years, Asian economies have been highly volatile and recessionary, resulting in significant fluctuations in local currencies and other instabilities. Approximately 25% of our sales in 1999 and approximately 29% of our sales in 2000 were derived from this region. In addition, in the past few years, the proportion of our sales to Asian-based companies has been increasing. Instabilities in Asian economies may occur again in the future, which could have a material adverse effect on our financial position and results of operations. Our exposure to the business risks presented by Asian economies will increase to the extent that we continue to expand our operations in that region.

We face risks associated with manufacturing capacity limitations.

    Our complex manufacturing processes require the use of expensive and technologically sophisticated equipment and materials, and we continuously modify these processes in an effort to improve manufacturing yields and product quality. We have, on occasion, experienced manufacturing limitations that have delayed our ability to deliver products within the time frames contracted for by our customers, primarily due to delayed delivery by our suppliers. In the future, we may experience these or other manufacturing difficulties, such as periodic delays in supplier deliveries and mechanical breakdowns, and we may be subject to increased costs or production capacity constraints, any of which could result in a loss of customers or could otherwise have a material adverse effect on our business and results of operations.

We are exposed to the risks of operating a global business, including risks associated with exchange rate fluctuations and legal and regulatory changes.

    For 2000, 58% of our total net sales were generated from sales outside the United States. In addition, two of our four manufacturing sites are located outside the United States. We expect sales from non-U.S. markets to continue to represent a significant, and possibly increasing, portion of our total sales in the future. Our non-U.S. sales and operations are subject to risks inherent in conducting business abroad, many of which are outside our control, including:

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  periodic economic downturns and unstable political environments,
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  price and currency exchange controls,
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  fluctuations in the relative values of currencies,
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  difficulties protecting intellectual property,
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  unexpected changes in trading policies, regulatory requirements, tariffs and other barriers and
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  difficulties in managing a global enterprise, including staffing, collecting accounts receivable, managing distributors and representatives and repatriation of earnings.

    Changes in the relative values of currencies occur from time to time and may, in some instances, have a material effect on our results of operations. In particular, a strengthening of the euro may result in a weakening of our overall financial results. Although we attempt to mitigate our exposure to fluctuations in currency exchange rates, these hedging activities may not always be available or adequate to eliminate, or even mitigate, the impact of our exchange rate exposure. As a result of this exchange rate exposure, as well as the other factors listed above, we may experience a material adverse effect upon our liquidity and results of operations.

    Moreover, as a result of our significant reliance on international sales, we may also be adversely affected if we are unable to continue to use a foreign sales corporation for exporting our products from the United States. The World Trade Organization, or WTO, has ruled that the use of these types of corporations by U.S. businesses, which provide an overall reduction in effective tax rates for these businesses, violate the WTO's global trading rules. Responding to the WTO's decision that foreign sales corporations, or FSCs, constitute an illegal export subsidy, the U.S. Congress repealed the FSC regime and created a new income tax benefit that permanently excludes "foreign extraterritorial income" from taxable income. The extraterritorial income regime applies to transactions after September 30, 2000.

    The European Union believes that the new regime continues to violate the WTO's global trading rules. On August 20, 2001, the WTO Dispute Settlement Body publicly released the panel's report, ruling that the new regime is an illegal export subsidy. In response, the United States filed an appeal with the WTO's Appellate Body, stating that it continues to believe that the new regime is consistent with WTO rules. U.S. Treasury officials have indicated that they will work both "inside" and "outside" litigation to challenge the WTO decision upholding the European Union's complaint against the FSC Repeal and Extraterritorial Income Exclusion Act of 2000. The WTO Appellate Body is expected to take up to at least three months to issue its final report.

    If the WTO upholds its original ruling that the extraterritorial income regime violates the WTO's global trading rules and the U.S. government repeals the extraterritorial income regime and does not replace it with an equivalent form of relief, our future results of operations may be adversely affected.

If we deliver systems with defects, our credibility could be harmed and the sales and market acceptance of our systems will decrease.

    Our systems are complex and sometimes have contained errors, defects and bugs when introduced. If we deliver systems with errors, defects or bugs, our credibility and market acceptance and sales of our systems could be harmed. Our products generally carry a one-year warranty, and if our systems contain errors, defects or bugs, we may be required to expend significant capital and resources to alleviate these problems. Defects could also lead to product liability as a result of lawsuits against us or against our customers. In the event of a successful product liability claim, we could be obligated to pay damages that are not covered by product liability insurance or that are significantly in excess of our product liability insurance limits.

Because of the high cost of changing equipment vendors in our markets, we may find it difficult to persuade potential customers to switch from our competitors to us even if our systems are superior to theirs.

    We believe that once a semiconductor device manufacturer has selected one vendor's capital equipment for a production-line application, the manufacturer generally relies upon that capital equipment and, to the extent possible, subsequent generations of the same vendor's equipment for the life of the application. Once a vendor's equipment has been installed in a production line application, a semiconductor device manufacturer must often make substantial technical modifications and may experience production-line downtime in order to switch to another vendor's equipment. Accordingly, unless our systems offer performance or cost advantages that outweigh a customer's expense of switching to our systems, we will find it difficult to achieve significant sales to that customer once it has selected another vendor's capital equipment for an application.

We may make additional acquisitions in the future, and these acquisitions may subject us to risks associated with integrating these businesses into our current business.

    We have made significant acquisitions during the past five years, including the acquisition of the electron optics division of Philips in 1997 and Micrion Corporation in 1999. In addition, we may make acquisitions of, or significant investments in, other businesses with complementary products, services and technologies in the future. Acquisitions involve numerous risks, many of which are unpredictable and beyond our control, including:

  •
  difficulties and increased costs in connection with integration of the personnel, operations, technologies and products of acquired companies,
  •
  diversion of management's attention from other operational matters,
  •
  the potential loss of key employees of acquired companies,
  •
  lack of synergy, or inability to realize expected synergies, resulting from the acquisition,
  •
  the risk that the issuance of our common stock in a transaction could be dilutive to our shareholders if anticipated synergies are not realized and
  •
  acquired assets becoming impaired as a result of technological advancements or worse-than-expected performance by the acquired company.

    Our inability to effectively manage these acquisition risks could materially and adversely affect our business, financial condition and results of operations.

    In addition, if we issue equity securities to pay for an acquisition, the ownership percentage of our existing shareholders would be reduced and the value of the shares held by our existing shareholders could be diluted. If we use cash to pay for an acquisition, the payment could significantly reduce the cash that would be available to fund our operations or to use for other purposes. Acquisition financing may not be available on favorable terms or at all. We also may be required to amortize significant amounts of goodwill or other intangible assets in connection with future acquisitions which could adversely affect our reported earnings. Future acquisitions may also require us to assume contingent liabilities that could have a material adverse effect on our future results of operations and financial condition.

We depend on a few significant customers, and we do not have long-term contracts with these or any of our other customers.

    Our ten largest customers, in the aggregate, accounted for approximately 31% of our revenue in 2000. Our largest customer accounted for approximately 8% of our sales in 2000. In 1999, our ten largest customers, in the aggregate, accounted for approximately 29% of our revenue. Our largest customer in 1999 accounted for approximately 9% of our revenue. The loss of, or a significant reduction of orders from, any of these customers could have a material adverse effect on our results of operations. In addition, none of our customers has any long-term obligation to continue to purchase our products or services, and any customer could reduce or cease ordering our products or services at any time. Our failure to obtain large orders from new or existing customers could seriously harm our business. We believe that sales to some of our customers will decrease in the future as they complete their current purchases for new or expanded manufacturing facilities.

The loss of key management or our inability to attract and retain sufficient numbers of managerial, engineering and other technical personnel could have a material adverse effect upon our results of operations.

    Our continued success depends, in part, upon key managerial, engineering and technical personnel as well as our ability to continue to attract and retain additional personnel. In particular, we depend on our president and chief executive officer, Vahé A. Sarkissian. In the past, key personnel have left us to pursue other opportunities. The loss of key personnel could have a material adverse effect on our business or results of operations. We may not be able to retain our key managerial, engineering and technical employees. Our growth may be dependent on our ability to attract new highly skilled and qualified technical personnel, in addition to personnel that can implement and monitor our financial and managerial controls and reporting systems. Attracting qualified personnel is difficult, and we do not assure you that our recruiting efforts to attract and retain these personnel will be successful.

We are subject to risks associated with non-compliance with environmental regulations.

    We are subject to environmental regulation related to the disposal of hazardous wastes used in the development, manufacturing and demonstration of our products. The failure or inability to comply with existing or future environmental regulations could result in significant remediation liabilities, the imposition of fines or the suspension or termination of production, each of which could have a material adverse effect on our financial condition and results of operations.

Demand for less expensive products is increasing pressure to reduce prices in our industry.

    Semiconductors are increasingly being incorporated into less expensive products, which limits the price that semiconductor manufacturers can charge for semiconductors. As a result, semiconductor manufacturers face increasing pressure to reduce their costs, which in turn creates pressure on semiconductor equipment manufacturers, such as us, to reduce the prices of their products. Significant competition in the industry and institute markets increases pressure to reduce prices on products with overall lower margins. We believe that over time these trends will lead to lower prices, which could reduce our revenue and adversely affect our operating results.

Philips has significant influence on all shareholder votes and may have interests that are different from yours.

    PBE owns approximately 26% of our outstanding common stock. As a result, Philips has significant influence on matters submitted to our shareholders, including proposals regarding:

  •
  any merger, consolidation or sale of all or substantially all of our assets,

  •
  the election of members of our board of directors and

  •
  preventing or causing a change in control of FEI.

    In addition to its significant influence, Philips' interests may be significantly different from the interests of other owners of our common stock.

Our articles of incorporation and Oregon law may have anti-takeover effects.

    Our board of directors has authority to issue up to 500,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions of those shares without any further vote or action by the shareholders. The potential issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us, may discourage bids for our common stock at a premium over the market price of the common stock and may adversely affect the market price of, and the voting and other rights of the holders of, common stock. In addition, the Oregon Control Share Act and the Business Combination Act limit the ability of parties who acquire a significant amount of voting stock to exercise control over us. These provisions may have the effect of lengthening the time required for a person to acquire control of us through a proxy contest or the election of a majority of the board of directors and may deter efforts to obtain control of us.

Risks Relating To Our Stock

The market price of our common stock is volatile.

    The stock market in general, and the stock prices of technology companies in particular, have recently experienced volatility that has often been unrelated to the operating performance of any particular company or companies. If market or industry-based fluctuations continue, our stock price could decline regardless of our actual operating performance. In addition, the market price of our common stock will fluctuate in response to a number of other factors, including:

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  quarterly variations in our results of operations,

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  announcements of new products or product enhancements by us, our competitors or our customers,

  •
  technological innovations by us or our competitors,

  •
  changes in earnings estimates or buy/sell recommendations by financial analysts,

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  the operating and stock price performance of comparable companies and

  •
  general market conditions or market conditions specific to particular industries.

    The volatility in our stock price caused by the factors listed above may cause our stock price to decline.

Our stock price may be affected if shares of our common stock are sold by our existing shareholders.

    If our shareholders sell substantial amounts of our common stock in the public market, the market price of our common stock could fall. Those sales might make it more difficult for us to sell equity or equity-related securities in the future at a time and place that we deem appropriate. We, our directors and executive officers and PBE have each entered into lock-up restrictions in which each agrees that, in general, without the prior written consent of Credit Suisse First Boston, each will not sell, contract to sell, or pledge any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock until after November 13, 2001. An exception to this rule was granted by Credit Suisse First Boston for the 131,880 shares of our common stock issued to SI Transit. Another exception will allow our directors and executive officers as a group to sell up to 250,000 shares of our common stock beginning August 16, 2001 and will allow PBE to transfer shares to Philips or any of its affiliates, so long as these persons agree to be bound by the lock-up restrictions. Following the expiration of these lock-up restrictions, all of the shares held by those persons will be eligible for immediate sale in the public market, subject in some cases to compliance with the volume and manner of sale requirements of Rule 144 under the Securities Act. Although PBE will be subject to the lock-up agreement described above, we understand that PBE and Philips intend to explore opportunities for disposing of all or a portion of the shares of our common stock that they beneficially own, through one or more open market sales, public or private offerings, privately negotiated transactions or otherwise, depending upon their evaluation of market conditions, market price, alternative investment opportunities, our performance and other relevant factors and business considerations.

We have increased our indebtedness substantially.

    As a result of the recent sale of our 5.5% convertible subordinated notes due August 2008, we incurred $175 million of additional indebtedness. Our indebtedness presents risks to investors, including the possibility that we may be unable to generate cash sufficient to pay the principal of and interest on the indebtedness. Our ability to make principal and interest payments on our indebtedness will be dependent on our future operating performance, which is dependent on a number of factors, many of which are beyond our control. These factors include prevailing economic conditions and financial, competitive, regulatory and other factors affecting our business and operations, and may be dependent on the availability of borrowings. If we do not have sufficient available resources to repay any indebtedness when it becomes due and payable, we may find it necessary to refinance our indebtedness, and any refinancing may not be available, or available on reasonable terms. Additionally, our indebtedness could have a material adverse effect on our future operating performance, including the following:

  •
  a significant portion of our cash flow from operations will be dedicated to debt service payments, thereby reducing the funds available for other purposes,

  •
  our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes or other purposes may be impaired,

  •
  our leverage may place us at a competitive disadvantage,

  •
  our leverage may limit our ability to expand and otherwise meet our growth objectives and

  •
  our leverage may hinder our ability to adjust rapidly to changing market conditions, and could make us more vulnerable in the event of a downturn in general economic conditions or our business.

    We do not assure you that we will be able to meet our debt service obligations, including our obligations under the notes.

SELLING SECURITYHOLDER

    All of the shares of common stock offered by this prospectus were received by the selling shareholder in a private placement, as consideration in the acquisition of various assets of SI Transit by FEI in August 2001.

    The following table sets forth information supplied to us by SI Transit as of October 31, 2001.

Name of selling securityholder	Amount of common stock beneficially owned by shareholder before offering	Amount offered for selling shareholder's account by this prospectus	Shares beneficially owned after offering	Percentage of common stock outstanding after offering
SI Transit Corporation, formerly known as Surface/Interface, Inc.	131,880	131,880	-0-	0%

    Before the acquisition of the operating assets of SI Transit, FEI's President and CEO, Vahé A. Sarkissian, served as the Chairman of the Board of Directors of SI Transit. Mr. Sarkissian and his affiliates also hold shares of SI Transit common stock. FEI also holds 1.7 million shares of SI Transit's Preferred Stock, plus warrants, and was party to a distribution agreement under which FEI obtained rights to distribute and service SI Transit's stylus-based atomic force microscopy tool in Europe and North America.

PLAN OF DISTRIBUTION

    We are registering shares of common stock on behalf of the selling shareholder. The selling shareholder has informed us that it intends either to sell in the open market or distribute to its own shareholders the 131,880 shares of our common stock it received in connection with our acquisition of its operating assets. The selling shareholder may sell these shares of common stock from time to time at market prices or in negotiated transactions.

    All costs, expenses and fees in connection with the registration of the shares of common stock offered by this prospectus will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholder.

    Sales of shares may be effected by the selling shareholder from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of these methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. These transactions may or may not involve brokers or dealers. The selling shareholder has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholder.

    The selling shareholder may sell shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. The broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholder and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

    The selling shareholder and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by these broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling shareholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against various liabilities, including liabilities arising under the Securities Act.

    Because the selling shareholder may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, the selling shareholder will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholder that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to its sales in the market.

    The selling shareholder also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided it meets the criteria and conforms to the requirements of the rule.

    If we are notified by the selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of the shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, under Rule 424(b) under the Securities Act, disclosing (i) the name of the selling shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which the shares were sold, (iv) the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable, (v) that the broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, if we are notified by the selling shareholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

LEGAL MATTERS

    The validity of the issuance of the securities offered by this prospectus will be passed upon for FEI Company by Stoel Rives LLP, Portland, Oregon.

EXPERTS

    The consolidated financial statements and the related financial statement schedule incorporated by reference in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report on the financial statements (which includes an explanatory paragraph referring to the implementation of Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements) and their report on the financial statement schedule, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

    The following table sets forth the costs and expenses payable by the registrant in connection with the offer and sale of the securities being registered. All amounts are estimates except the registration fee.

Registration fee	$756
Accounting fees and expenses	5,000
Legal fees and expenses	5,000
Miscellaneous expenses	3,244

Total	$14,000

Item 15. Indemnification of Directors and Officers

    Article III of the registrant's Second Amended and Restated Articles of Incorporation and its Restated Bylaws require indemnification of current or former directors of FEI to the fullest extent not prohibited by the Oregon Business Corporation Act. The Oregon Business Corporation Act permits or requires indemnification of directors and officers in certain circumstances. The effects of the indemnification provisions are as follows:

      (a) The indemnification provisions grant a right of indemnification in respect of any proceeding (other than an action by or in the right of FEI), if the person concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of FEI, was not adjudged liable on the basis of receipt of an improper personal benefit and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The termination of a proceeding by judgment, order, settlement, conviction or plea of nolo contendere, or its equivalent, is not, of itself, determinative that the person did not meet the required standards of conduct.

      (b) The indemnification provisions grant a right of indemnification in respect of any proceeding by or in the right of FEI against the expenses (including attorney fees) actually and reasonably incurred if the person concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of FEI, except that no right of indemnification will be granted if the person is adjudged to be liable to FEI.

      (c) Every person who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because of the person's status as a director or officer is entitled to indemnification as a matter of right.

      (d) Because the limits of permissible indemnification under Oregon law are not clearly defined, the indemnification provisions may provide indemnification broader than that described in (a) and (b).

      (e) The registrant may advance to a director or officer the expenses incurred in defending any proceeding in advance of its final disposition if the director or officer affirms in writing in good faith that he or she has met the standard of conduct to be entitled to indemnification as described in (a) or (b) above and undertakes to repay any amount advanced if it is determined that the person did not meet the required standard of conduct. The registrant has obtained insurance for the protection of its directors and officers against any liability asserted against them in their official capacities. The rights of indemnification described above are not exclusive of any

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  other rights of indemnification to which the persons indemnified may be entitled under any bylaw, agreement, vote of shareholders or directors or otherwise. Pursuant to the underwriting agreement, the underwriters agree to indemnify, under certain conditions, the selling shareholder and the registrant's and Philips' officers and directors and persons who control the registrant and the selling shareholders within the meaning of the Securities Act of 1933 against certain liabilities.

Item 16. Exhibits

4.1	Second Amended and Restated Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1996)
4.2	Restated Bylaws (incorporated by reference to Exhibit 3.2 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1996)
5.1	Opinion of Stoel Rives LLP
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Stoel Rives LLP (included in Exhibit 5.1)
24.1	Powers of Attorney*

*
Previously filed.

Item 17. Undertakings

    (a) The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (A) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

        (B) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement provided, however, that any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

        (C) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(A) and (a)(1)(B) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the

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  securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

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SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hillsboro, Oregon, on November 1, 2001.

FEI COMPANY

By:	/s/ VAHÉ A. SARKISSIAN Vahé A. Sarkissian President and Chief Executive Officer

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the following capacities on November 1, 2001:

/s/ LYNWOOD W. SWANSON Dr. Lynwood W. Swanson	Chairman of the Board of Directors

/s/ VAHÉ A. SARKISSIAN Vahé A. Sarkissian	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ JOHN S. HODGSON* John S. Hodgson	Senior Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ STEPHEN F. LOUGHLIN* Stephen F. Loughlin	Vice President and Corporate Controller (Principal Accounting Officer)

/s/ M. J. ATTARDO* Michael J. Attardo	Director

/s/ W. E. CURRAN* William E. Curran	Director

/s/ WILLIAM W. LATTIN* Dr. William W. Lattin	Director

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/s/ JAN LOBBEZOO* Dr. Jan C. Lobbezoo	Director

/s/ GERHARD PARKER* Dr. Gerhard Parker	Director

/s/ D. R. VANLUVANEE* Donald R. VanLuvanee	Director

*By:
/s/ LYNWOOD W. SWANSON Lynwood W. Swanson Attorney-in-Fact

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EXHIBIT INDEX

4.1	Second Amended and Restated Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1996)
4.2	Restated Bylaws (incorporated by reference to Exhibit 3.2 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1996)
5.1	Opinion of Stoel Rives LLP
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Stoel Rives LLP (included in Exhibit 5.1)
24.1	Powers of Attorney*

*
Previously filed.

QuickLinks

TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION BY REFERENCE
SUMMARY
RISK FACTORS
SELLING SECURITYHOLDER
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
SIGNATURES
EXHIBIT INDEX